PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated November 10, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290528

Secondary offering of up to 1,215,299 ordinary shares offered by the Selling Shareholder

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2025 (the “Original Prospectus”), contained in our Registration Statement on Form F-1, effective as of November 10, 2025 (Registration No. 333-290528) (the “Registration Statement”), relating to the offering of up to 1,000,000 ordinary shares, consisting of the Pre-Delivery Shares, which amount is inclusive of the 301,419 ordinary shares underlying the senior convertible note (the “Initial Conversion Shares”) and 129,179 ordinary shares issuable upon the conversion of the remaining senior convertible note (the “Additional Conversion Shares” and, together with the Initial Conversion Shares, the “Conversion Shares”). In addition, the Original Prospectus related to the offer and resale from time to time of up to 150,709 ordinary shares underlying the warrants (the “Initial Exercise Shares”) and 64,590 ordinary shares issuable upon the exercise of the warrants (the “Additional Exercise Shares” and, together with the Initial Exercise Shares, the “Exercise Shares”). The convertible note issued pursuant to the August Note SPA (as defined below) has been amended as described below under the section titled, “Voluntary Adjustment of Conversion Price in the Senior Convertible Note and Amendment to Ordinary Share Purchase Agreement.”

On August 29, 2025, Blue Gold Limited, a Cayman Islands exempted company limited by shares (the “Company”), entered into a Securities Purchase Agreement (the “August Note SPA”) with 3i, LP (“3i”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783, referred to herein as the “senior convertible notes,” and warrants, referred to herein as the “warrants,” to purchase up to an aggregate of 215,299 Class A ordinary shares, par value $0.0001 per share, of the Company, referred to herein as “ordinary shares.” The warrants are exercisable for ordinary shares at an exercise price of $16.88. The senior convertible notes are convertible for ordinary shares at a conversion price of $13.51 per share, subject to adjustment as described therein.

On September 3, 2025, the Company issued the following to 3i pursuant to the August Note SPA: (i) a senior convertible note in the principal amount of $3,804,348 (at an original issue discount of 8%) and (ii) a warrant to purchase up to 150,709 ordinary shares all for an aggregate purchase price of $3,500,000). On November 12, 2025, the Company issued to 3i (i) an additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and (ii) 64,590 additional warrants, all for an aggregate purchase price of $1,500,000.

In addition, pursuant to the August Note SPA, 3i may receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to 3i, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by 3i (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that 3i (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), 3i is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

On December 1, 2025, the Company entered into a Letter Agreement with 3i pursuant to which the Company and 3i agreed that, in lieu of the payment in cash of the first installment amount of $1,017,663.09 (the “First Installment”) due on December 3, 2025, 3i will have the right to convert the entire First Installment, or any portion thereof, at its option, at a conversion price equal to 93% of the lowest volume-weighted average price (“VWAP”) for the five (5) Trading-Day period prior to the date of the Holder’s applicable conversion notice.

The Class A ordinary shares issuable by the Company at 3i’s option shall be issued from the Pre-Delivery Shares registered under the Original Prospectus, as supplemented by this prospectus supplement (together, the “Prospectus”), and the registration statement on Form F-1 (File No. 333-290528) (the “Registration Statement”) to which it relates and shall become Delivery Shares (as defined in the senior convertible note with 3i) pursuant to the terms of the senior convertible note.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for additional information. 3i is also referred to herein as the “Selling Shareholder.”

This Prospectus, relates to the offer and resale from time to time of up to 1,000,000 ordinary shares, consisting of the Pre-Delivery Shares, which amount is inclusive of the Conversion Shares. In addition, this Prospectus relates to the offer and resale from time to time of the Exercise Shares.

There is no assurance that the holder of the warrants will elect to exercise any or all of such warrants. The exercise price of the warrants is $16.88 per share. The likelihood that the warrant holder will exercise the warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our ordinary shares. If the trading price for our ordinary shares is less than $16.88 per share, we believe the holder of the warrants will be unlikely to exercise their warrants. There is no guarantee that the warrants will be in the money prior to their expiration, and as such, the warrants may expire worthless and we may receive no proceeds from the exercise of the warrants. We do not expect to rely on the cash exercise of warrants to fund our operations. Instead, we intend to rely on sources of cash discussed elsewhere in this Prospectus to continue to support our operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information.

The Selling Shareholder may, from time to time, sell the ordinary shares offered by them described in this Prospectus. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholder. We will receive an aggregate of approximately $3.6 million in proceeds from the exercise of the warrants, assuming the exercise in full of all of such warrants for cash. We received $1,500,000 for the sale and issuance of the additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and for the 64,590 additional warrants. We expect to use the net proceeds from the sale and issuance of the additional senior convertible note and warrants and the exercise of warrants for general corporate purposes. See “Use of Proceeds” for additional information. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their ordinary shares.

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On December 2, 2025 the closing price of our ordinary shares was $4.57 per share and the closing price of our warrants was $0.525. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to December 2, 2025, the closing price of our ordinary shares ranged from as low as $7.23 to as high as $133.00 and daily trading volume ranged from 30,948 to 1,147,782 ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.08 to as high as $0.75 and daily trading volume ranged from 8,548 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors — Risks Relating to our Securities — The price of the Blue Gold Limited ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its ordinary shares.”

This prospectus supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Foreign Private Issuer.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 12 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 3, 2025

VOLUNTARY ADJUSTMENT OF CONVERSION PRICE IN THE SENIOR CONVERTIBLE NOTE AND AMENDMENT TO ORDINARY SHARE PURCHASE AGREEMENT

This prospectus supplement is being filed to disclose the following:

Securities Purchase Agreement and Registration Rights

On August 29, 2025, the Company entered into a Securities Purchase Agreement (the “August Note SPA”) with 3i, LP (“3i”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783, referred to herein as the “senior convertible notes,” and warrants to purchase up to an aggregate of 215,299 ordinary shares, referred to herein as the “warrants.” On September 3, 2025, the Company sold a senior convertible note in the principal amount of $3,804,348 and 150,709 warrants (at an original issue discount of 8%, for an aggregate purchase price of $3,500,000). The senior convertible notes bear interest at the rate of 7% per annum, except upon an event of default, in which such interest rate will be 12%. On November 12, 2025, the Company issued to 3i (i) an additional senior convertible note in the principal amount of $1,630,435 at an 8% discount and (ii) 64,590 additional warrants, all for an aggregate purchase price of $1,500,000.

At any time after issuance, the senior convertible notes are convertible into ordinary shares, subject to customary terms and conditions. The senior convertible notes are convertible into ordinary shares at a conversion price of $13.51 per share, subject to certain adjustments, and the warrants are exercisable at an exercise price of $16.88 per share until September 3, 2030.

Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the buyer providing for the registration of the ordinary shares issuable upon conversion of the senior convertible notes and exercise of the warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the Note Shares and the Warrant Shares (as defined therein) and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification. If not all the Note Shares or Warrant Shares are registered pursuant to the August Note SPA, the Company will be required to file another registration statement to register the resale of any such Note Shares and Warrant Shares.

In addition, pursuant to the August Note SPA, 3i may receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to 3i, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by 3i (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that 3i (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), 3i is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

On December 1, 2025, the Company entered into a Letter Agreement with 3i pursuant to which the Company and 3i agreed that, in lieu of the payment in cash of the first installment amount of $1,017,663.09 (the “First Installment”) due on December 3, 2025, 3i will have the right to convert the entire First Installment, or any portion thereof, at its option, at a conversion price equal to 93% of the lowest volume weighted average price (“VWAP”) for the five (5) Trading Day period prior to the date of the Holder’s applicable conversion notice.

The Class A ordinary shares issuable by the Company at 3i’s option shall be issued from the Pre-Delivery Shares registered under such prospectus and the registration statement to which it relates and shall become Delivery Shares (as defined in the senior convertible note with 3i) pursuant to the terms of the senior convertible note.

Ordinary Share Purchase Agreement and Registration Rights Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may sell up to an aggregate $75 million of newly issued ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions, at a price per share equal to (i) 0.97 multiplied by the lowest daily VWAP of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued to the investor 69,419 ordinary shares (the “Commitment Shares”). Since such date and up to the date of this prospectus supplement, the Company has issued an additional 44,919 ordinary shares pursuant to the Ordinary Share SPA.

Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the investor requiring the Company to register for resale the VWAP Purchase Shares and the Commitment Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification.

On November 24, 2025, the parties amended the Ordinary Share SPA to provide that at the Company's option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one- (1-) day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the ordinary shares during a three- (3-) day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Shares SPA) was amended to mean (a) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of one (1) Trading Day, such number of Ordinary Shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) with respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Ordinary Shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

Secondary offering of up to 1,215,299 ordinary shares offered by the Selling Shareholder

Prospectus Supplement

The date of this prospectus supplement is December 3, 2025